UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

16949D101**

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number refers to the American Depositary Shares that relate to the Ordinary Shares and trade on the New York Stock Exchange. The Ordinary Shares of China Hydroelectric Corporation are not publicly traded in the United States.

CUSIP No. 16949D101
1.	NAME OF REPORTING PERSON Bank of America Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 38,751,685
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 38,751,685
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,751,685
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 16949D101
1.	NAME OF REPORTING PERSON CPI Ballpark Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,858,964
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,858,964
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,858,964
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 16949D101
1.	NAME OF REPORTING PERSON Blue Ridge Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,885,431
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,885,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,885,431
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 16949D101
1.	NAME OF REPORTING PERSON Bank of America, N.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,892,721
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,885,731
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,892,721
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON BK

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Bank of America Corporation, a Delaware corporation (“Bank of America”), Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”), and CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius (“CPI,” and together with Bank of America, Blue Ridge and Bank of America, N.A. (“BANA”), the “Reporting Persons”) on February 4, 2010 (the “Schedule 13D”), relating to the Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Company” or “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 27, 2010. The information set forth in the Schedule 13D and Amendment No. 1 to Schedule 13D is amended by this Amendment No. 2 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs:

Information concerning each executive officer, director and controlling person of each of the Reporting Persons (the “Listed Persons”) is listed on Schedule A attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule A hereto. Other than as set forth on Schedule B, during the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Other than as set forth on Schedule B, during the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced as follows:

(a) Bank of America may be deemed to beneficially own, as of February 4, 2011, 38,751,685 Ordinary Shares, or approximately 25.3% of the Ordinary Shares. The Ordinary Shares that may be deemed to be beneficially owned by Bank of America consist of: (i) 7,885,431 Ordinary Shares, or approximately 5.1% of the Ordinary Shares, held directly by Blue

Ridge, (ii) 30,858,964 Ordinary Shares, or approximately 20.1% of the Ordinary Shares, held directly by CPI, and (iii) 7,290 Ordinary Shares, which is less than 1% of the Ordinary Shares, held directly by BANA.

Bank of America is the ultimate parent company of each of the other Reporting Persons. Its specific relationship to the other Reporting Persons is explained below.

CPI is a wholly owned subsidiary of Indopark Holdings Limited. Indopark Holdings Limited is a wholly owned subsidiary of Merrill Lynch L.P. Holdings Inc., which is a wholly owned subsidiary of Merrill Lynch Group, Inc., which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. (the “ML Entities”), which is a wholly owned subsidiary of Bank of America. Because of such relationship, each of the ML Entities may be deemed to beneficially own 30,858,964 Ordinary Shares representing 20.1% of the Ordinary Shares. Each of the ML Entities hereby expressly disclaims beneficial ownership of the Ordinary Shares held by the Reporting Persons.

BANA, a federally chartered bank, is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation (the “BANA Parent Companies”), which is a wholly-owned subsidiary of Bank of America. Because of the relationships to the Reporting Persons (as applicable), each of the BANA Parent Companies may be deemed to beneficially own 7,290 Ordinary Shares (representing less than 1% of the Ordinary Shares). Because Blue Ridge is a wholly owned subsidiary of BANA, BANA and each of the BANA Parent Companies may be deemed to beneficially own 7,892,721 Shares (representing 5.1% of the Ordinary Shares), inclusive of the shares held by BANA. BANA and each of the BANA Parent Companies hereby expressly disclaims beneficial ownership of the Ordinary Shares held by the other Reporting Persons.

The foregoing calculations of percentage ownership is based on 153,295,516 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report filed on Form 20-F on May 24, 2010.

Blue Ridge, CPI and the Other Stockholder Parties, by virtue of the Stockholders Agreement, and Bank of America and BANA, by virtue of the relationships described above with Blue Ridge and CPI, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Ordinary Shares attributable to the Other Stockholder Parties.

Each Reporting Person declares that neither the filing of this Amendment No. 2 nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the Other Stockholder Parties.

(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Blue Ridge and CPI, by virtue of the Stockholders Agreement, and Bank of America and BANA, by virtue of relationships described above with Blue Ridge and CPI, may be deemed to have shared power to vote those Ordinary Shares attributable to the Other Stockholder Parties.

(c) Other than the transaction described in Item 6 below, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 4, 2011, Blue Ridge and CPI entered into separate transactions with NewQuest Asia Fund I, L.P. (the “Buyer”) in an effort to monetize its full investment in the Issuer. Blue Ridge entered into an Agreement of Direct Purchase and Sale to sell its 7,885,431 Ordinary Shares of the Issuer for a cash purchase price of $13,095,362 upon the satisfaction of a number of closing conditions. Certain affiliates of Bank of America also entered into an agreement to sell CPI and a number of other portfolio companies that do not own any shares of Issuer to Buyer upon the satisfaction of a number of closing conditions. Upon the closing of the sale of CPI, the 30,858,964 Ordinary Shares of Issuer held by CPI will no longer be beneficially owned by Bank of America. The transactions are expected to close late in the first or early in the second quarter of 2011, at which time Bank of America will only continue to beneficially own the 7,290 Ordinary Shares of the Issuer held by BANA.

The description of the direct sale of Ordinary Shares by Blue Ridge is qualified in its entirety by reference to the Agreement of Direct Purchase and Sale, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1        Agreement of Direct Purchase and Sale, dated as of February 4, 2011, among Blue Ridge and the Buyer.

Exhibit 2        Joint Filing Undertaking dated as of February 14, 2011 by and among Bank of America Corporation, Blue Ridge Investments, L.L.C., CPI Ballpark Investments, Ltd., and Bank of America, N.A.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011

Bank of America Corporation

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

CPI Ballpark Investments Ltd.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Director

Blue Ridge Investments, L.L.C.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

Bank of America, N.A.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation and Bank of America, N.A. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255. The business address of each of the executive officers and directors of Bank of America, N.A. is 101 South Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

David C. Darnell	President, Global Commercial Banking	President, Global Commercial Banking of Bank of America Corporation

Barbara J. Desoer	President, Home Loans and Insurance	President, Home Loans and Insurance of Bank of America Corporation

Sallie L. Krawcheck	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation

Thomas K. Montag	President, Global Banking and Markets	President, Global Banking and Markets of Bank of America Corporation

Joe L. Price	President, Consumer and Small Business Banking	President, Consumer and Small Business Banking of Bank of America Corporation

Charles H. Noski	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Bank of America Corporation

Edward P. O’Keefe	General Counsel	General Counsel of Bank of America Corporation

Bruce R. Thompson	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

William P. Boardman	Director	Former Vice Chairman, Banc One Corporation and Retired Chairman of the Board, Visa International

Frank P. Bramble, Sr.	Director	Former Executive Officer, MBNA Corporation

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.	Chairman of the Board	Chairman of the Board of Bank of America Corporation

D. Paul Jones, Jr.	Director	Former Chairman, Chief Executive Officer and President, Compass Bancshares, Inc.

Monica C. Lozano	Director	Chief Executive Officer of ImpreMedia, LLC

Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley

The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C. The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Blue Ridge Investments, L.L.C.	Principal Occupation

Keith T. Banks	Manager and Executive Vice President	President US Trust and Co-Head Private Wealth Management of Bank of America, N.A.

Alastair Borthwick	Manager and Executive Vice President	Managing Director, Global Capital Markets Product Head of Merrill Lynch, Pierce, Fenner & Smith Incorporated

George C. Carp	Manager and Executive Vice President	Managing Director, Capital Markets Finance Executive of Bank of America Corporation

Neil A. Cotty	Executive Vice President	Chief Accounting Officer of Bank of America Corporation

Marlene B. Debel	Manager and Executive Vice President	Managing Director, Risk Management Executive of Merrill Lynch & Co., Inc.

David J. Flannery	Executive Vice President	Managing Director, Leveraged Finance Product Head of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lawrence Forte	Manager and Executive Vice President	Managing Director, Business Support Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Kris A. Gagnon	Manager and Executive Vice President	Senior Vice President, Risk Management Executive of Bank of America, N.A.

Graham C. Goldsmith	Executive Vice President	Managing Director, Head of Distressed of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wendy J. Gorman	Executive Vice President	Managing Director, Risk Management Executive of Bank of America, N.A.

Geoffrey Greener	Executive Vice President	Managing Director, Global Markets Portfolio Management for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mark D. Linsz	Executive Vice President	Managing Director, Treasurer of Bank of America, N.A.

Walter J. Muller	Executive Vice President	Managing Director, Chief Investment Officer of Bank of America, N.A.

Gregory Mulligan (citizen of the United Kingdom)	Executive Vice President	Managing Director, Global Bank Funding Executive of Bank of America, N.A./London Branch

Alice Jane Murphy	Executive Vice President	Managing Director, Head of Capital Raising Product for Merrill Lynch, Pierce, Fenner & Smith Incorporated

Michael B. Nierenberg	Executive Vice President	Managing Director, Head of Mortgages of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Gerhard Seebacher (citizen of Austria)	Executive Vice President	Managing Director, Head of Credit Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Richard S. Seitz	Executive Vice President	Managing Director, Bank Funding Manager of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bradley M. Taylor	Executive Vice President	Managing Director, Bank Funding Manager of Merrill Lynch & Co., Inc.

Peter D. Taube	Executive Vice President	Managing Director, Capital Markets Finance Executive of Bank of America, N.A.

Robert J. Voreyer	Executive Vice President	Managing Director, Head of Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated

The following sets forth the name, present principal occupation and business address of each executive officer and director of CPI Ballpark Investments Ltd.

Name	Position with CPI Ballpark Investments Ltd.	Occupation and Business Address

Darren Massara	Director	Business Executive, 15/F Citibank Tower, 3 Garden Road, Central, Hong Kong

Antonios Tony Biniaris	Director	Business Executive, 15/F Citibank Tower, 3 Garden Road, Central, Hong Kong

Jeffrey M. Atkins	Director	Business Executive, 17/F 135 S. La Salle Street, Chicago, IL 60603, USA

Georges A. Robert (citizen of Mauritius)	Director	Senior Attorney, 10/F Raffles Tower, 19 Cybercity, Ebene, Mauritius

Subhash C. Lallah (citizen of Mauritius)	Director	Senior Counsel, 10/F Raffles Tower, 19 Cybercity, Ebene, Mauritius

SCHEDULE B

Bank of America Muni Derivative Settlement

The Board of Governors of the Federal Reserve System (the “Board”) reviewed certain activities related to various types of anti-competitive activity by certain employees of Bank of America in conjunction with the sale of certain derivative financial products to municipalities and non-profit organizations variously between 1998 and 2003. Following the review, Bank of America and the Board entered into a Formal Written Agreement on December 6, 2010, to ensure that Bank of America proactively and appropriately manages its compliance risk related to certain competitively bid transactions. In addition, Bank of America agreed to submit a written plan to strengthen Bank of America compliance risk management program regarding those same competitively bid transactions, and to promptly implement that plan once it is approved by the Federal Reserve Bank of Richmond.

BANA Muni Derivative Settlement

The Comptroller of the Currency (the “Comptroller”) reviewed certain activities related to the participation of certain employees of BANA in the sale of certain derivative financial products to municipalities and non-profit organizations, and found information indicating that certain BANA employees engaged in illegal bidding activity related to the sale of those derivative financial products variously between 1998 and January 2004. Following the review, BANA and the Comptroller entered into a Formal Written Agreement on December 7, 2010, to ensure that BANA proactively and appropriately manages its compliance risk related to various competitively bid transactions, including those related to derivative financial products to municipalities and non-profit organizations.

In addition, BANA agreed to do a formal assessment of all business lines that engage in certain types of competitively bid transactions, to complete a formal evaluation of the operational policies and procedures applicable to such businesses to ensure that adequate policies and procedures exist to ensure compliance with safe and sound banking practices, law, and regulations related to the competitively bid transactions, and to develop an internal training program to ensure compliance with all laws and regulations related to competitively bid transactions. Upon approval by the Comptroller, BANA must immediately begin to implement the policies, procedures and programs called for by the Agreement. Finally, BANA agreed to pay unjust enrichment in the amount of $9,217,218 to certain counterparties indentified by the Comptroller.

Bank of America Merrill Lynch & Co., Inc. Proxy Rule Settlement

The SEC alleged that Bank of America violated the federal proxy rules by failing to disclose information concerning Merrill Lynch & Co., Inc. known and estimated losses in the fourth quarter of 2008 prior to the shareholder vote on December 5, 2008 to approve the merger between the two companies. In addition, the SEC alleged that Bank of America violated Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 thereunder by failing to disclose in Bank of America’s joint proxy statement filed on November 3, 2008 the incentive compensation that Merrill Lynch & Co., Inc. could, in its discretion, award to its employees prior to completion of its merger with Bank of America. On February 24, 2010, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in both matters. Under the terms of the Final Judgment, Bank of America agreed to pay $1 in disgorgement and a $150 million civil penalty to be distributed to shareholders as part of the SEC’s Fair Funds Program at a later date in accordance with further order of the court. In addition, as part of the Final Judgment, Bank of America agreed, for a period of three years, to comply with and maintain certain requirements related to Bank of America’s corporate governance and disclosure practices.

Bank of America AML Settlement

On September 28, 2006, Bank of America entered into a civil settlement agreement with the New York County District Attorney. The agreement provides that, from about 2002 to 2004, Bank of America had deficiencies in certain internal anti-money laundering controls and failed to react appropriately to the risk presented by certain South American money services business customers who moved funds illegally through Bank of America. The agreement requires Bank of America to make a total payment of $7.5 million, to cooperate with the New York County District Attorney in ongoing investigations and to abide by anti-money laundering changes recommended by Bank of America’s regulators.